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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13E-3/A
                    AMENDMENT NO. 3 TO TRANSACTION STATEMENT
                               (FINAL AMENDMENT)


                             UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER

                            THERMO OPTEK CORPORATION
                                (NAME OF ISSUER)

                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  883582 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          SANDRA L. LAMBERT, SECRETARY
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

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
             SETH H. HOOGASIAN, GENERAL COUNSEL                             DAVID E. REDLICK, ESQ.
                THERMO ELECTRON CORPORATION                                    HALE AND DORR LLP
                      81 WYMAN STREET                                           60 STATE STREET
                       P.O. BOX 9046                                      BOSTON, MASSACHUSETTS 02109
             WALTHAM, MASSACHUSETTS 02454-9046                                  (617) 526-6000
                       (781) 622-1000
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    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE
MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR
ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. [ ] The filing of a registration statement under the Securities Act of 1933.
    c.  [ ]  A tender offer.
    d.  [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]
Check the following box if this is a final amendment reporting the results of the transaction. [X]

                           CALCULATION OF FILING FEE

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
                 TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE
                 ----------------------                                       --------------------
                      $88,708,485                                                   $17,742
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*   Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of up to 5,913,899 shares of Common Stock, par value $.01 per share, of Thermo Optek Corporation at $15.00 per share.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:  $17,742
Form or registration no.:  Schedule 13E-3 (File No. 5-46331)
Filing party: Optek Acquisition Inc., Thermo Instrument Systems Inc., Thermo Electron Corporation
Date filed:  March 6, 2000
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ITEM 15.  ADDITIONAL INFORMATION.

     On May 11, 2000, Optek Acquisition, the owner of more than 90% of the outstanding common stock of Thermo Optek, filed a Certificate of Ownership and Merger with the Secretary of State of Delaware, pursuant to which Optek Acquisition was merged with and into Thermo Optek, with Thermo Optek the surviving corporation (the "Consummated Merger"). The Consummated Merger became effective as of the time of filing, at which time:

     - Each outstanding share of common stock of Optek Acquisition was converted into and became one validly issued, fully paid and non-assessable share of common stock of Thermo Optek; and

     - Each previously outstanding share of common stock of Thermo Optek was cancelled and each such share not owned by the Optek Acquisition or held in Thermo Optek's treasury was, after such cancellation, converted into the right to receive $15.00 in cash, without interest, upon surrender, subject to appraisal rights.

     As a result of the Consummated Merger, the common stock of Thermo Optek became eligible for termination of registration pursuant to Section 12(d) of the Exchange Act. Thermo Optek filed a Certification and Notice of Termination on Form 15 with the SEC on May 12, 2000.





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                                   SIGNATURES


     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 to
Schedule 13E-3/A is true, complete and correct.



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
                                                THERMO INSTRUMENT SYSTEMS INC.

Dated: May 12, 2000                             By: /s/ Earl R. Lewis
                                                -----------------------------------------------------
                                                Name: Earl R. Lewis
                                                Title: President and Chief Executive Officer

                                                THERMO ELECTRON CORPORATION

Dated: May 12, 2000                             By: /s/ Theo Melas-Kyriazi
                                                -----------------------------------------------------
                                                Name: Theo Melas-Kyriazi
                                                Title: Vice President and Chief Financial Officer
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